UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 333-90052 (Nicolet Bankshares, Inc.)

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

NICOLET NATIONAL BANK 401(k) PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

Nicolet Bankshares, Inc.
111 N. Washington Street
Green Bay, WI 54301

NICOLET NATIONAL BANK 401(k) PLAN

December 31, 2013 and 2012

 TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 10

Supplementary Information

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Audit Committee of the Board of Directors

Nicolet National Bank 401(k) Plan

Green Bay, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Nicolet National Bank 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Board of Directors of the Nicolet National Bank, the Plan's sponsor, voted on April 26, 2013, to merge an acquired Plan into the Plan effective July 1, 2013. All plan assets were transferred to the Plan on July 16, 2013.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Atlanta, Georgia

June 20, 2014

235 Peachtree Street NE | Suite 1800 | Atlanta, Georgia 30303 | Phone 404.588.4200 | Fax 404.588.4222

NICOLET NATIONAL BANK 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:

Cash	$18	$99
Investments at fair value:
Mutual funds	22,163,658	9,602,199
Common/collective trusts	1,951,353	1,018,431
Common stock	1,453,618	1,229,712
Total investments	25,568,629	11,850,342

Receivables:
Employer	686,829	482,458
Notes receivable from participants	218,287	127,489
Total receivables	905,116	609,947
Net assets available for benefits, at fair value	26,473,763	12,460,388

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(15,633)	(28,702)
Net assets available for benefits	$26,458,130	$12,431,686

See accompanying notes to financial statements.

2

NICOLET NATIONAL BANK 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2013

Additions:
Investment income:
Interest and dividends	$729,154
Net appreciation in fair value of investments	2,578,691
Total investment income	3,307,845

Interest income on notes receivable from participants	7,619

Contributions:
Employer	689,158
Participant	966,615
Rollover	461,034
Total contributions	2,116,807
Net additions	5,432,271

Deductions:
Benefits paid to participants	1,367,943
Administrative expenses	1,448
Total deductions	1,369,391

Net increase before plan merger	4,062,880

Transfer from Mid-Wisconsin Financial Services, Inc. Profit Sharing and 401(k) Plan	9,963,564

Net increase in net assets available for benefits	14,026,444

Net assets available for plan benefits:
Beginning of year	12,431,686
End of year	$26,458,130

See accompanying notes to financial statements.

3

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements

(1)	Description of the Plan

The following description of the Nicolet National Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all full-time employees of Nicolet National Bank (the “Bank”).  Eligible employees are employees who have been employed for one month and are at least 18 years of age.  Part-time, temporary, or seasonal employees need to reach 1,000 hours and be at least 18 years of age to become eligible.  Upon satisfying the eligibility requirements, an employee is eligible to participate in the Plan on the first day of the month.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.  The Plan is administered at the direction of the Bank.  The Trustees are responsible for the oversight of the Plan determining the appropriateness of the Plan’s investment offerings and monitoring investment performance.

Plan Merger

Effective July 1, 2013, the Mid-Wisconsin Financial Services, Inc. Profit Sharing and 401(k) Plan merged into the Plan.

The net assets transferred into the Plan were comprised of the following:
Investments, at fair value	$9,928,492
Notes receivable from participants	35,072
Net change in fair value	$9,963,564

Contributions

Participants may elect to defer from 0% up to 100% of their eligible compensation, not to exceed the amount allowed by the Internal Revenue Service (IRS).  Employees are automatically entered into the Plan, after becoming eligible, with a participant deferral of 6% of their eligible compensation, unless their election form indicates a different deferral percentage.  Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions, subject to IRS limitations.  Participants are also allowed to make rollover contributions from other qualified plans.

The Bank makes a matching contribution equal to 100% of the participant’s elective deferral not to exceed 6% of eligible compensation for all participants that are employed on the last day of the Plan year.  Rollover contributions are not eligible for the employer match.  The Bank’s contribution was $689,158 for 2013.  In addition, the Bank has the option to make a discretionary profit sharing contribution each year.  The Bank did not make discretionary profit sharing contributions for the year ended December 31, 2013.

Participant Accounts

All investments in the participants’ accounts are participant directed.  The Plan allows participants to select from a variety of investment options including mutual funds, a common/collective trust and Nicolet Bankshares, Inc. common stock.

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions (b) plan earnings or losses and (c) forfeitures of terminated participants’ nonvested accounts and reduced by any withdrawals and charged with loan setup and loan maintenance fees incurred by the individual participants.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(1)	Description of the Plan, continued

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The employer’s matching and discretionary profit sharing contributions and related earnings become 25% vested after two years of credited service.  The vesting percentage increases an additional 25% each year thereafter, with 100% vesting after five years of credited service.

Notes Receivable from Participants

Participants may borrow from their account in accordance with the provisions under the Plan.  A participant may borrow a minimum of $1,000 and a maximum equal to the lesser of: (1) $50,000, reduced by the highest outstanding loan balance in the previous 12 months, or (2) 50% of the participant’s vested account balance.  A participant can have up to two loans outstanding at any given time.

The note bears a fixed interest rate of the Prime rate plus 1%.  Loans merged from the Mid-Wisconsin Plan bear a fixed interest rate of the prime rate.  Interest rates for outstanding loans range from 3.25% to 4.25% as of December 31, 2013.  Principal and interest are paid ratably through biweekly payroll deductions.

Payment of Benefits

Plan benefits are available at normal retirement (age 59 1/2), disability retirement, financial hardship withdrawal, death and termination of employment with vested interests.  Benefits are paid in a lump sum payment.  The Plan also allows for in-service distributions upon attaining age 59 1/2.  Benefits are recorded when paid.

Administrative Expenses

Substantially all of the administrative expenses incurred in conjunction with the Plan are paid by the Bank and are excluded from these financial statements.  Notes receivable issuance and maintenance expenses are charged directly to the participant’s account and are included in administrative expenses.

Forfeited Accounts

Upon termination, the non-vested portion of employer contributions and the earnings thereon become subject to forfeiture.  At December 31, 2013 and 2012, forfeited non-vested accounts totaled $20,248 and $16,336, respectively.  Forfeitures are allocated to participants as an additional employer contribution.  Forfeited non-vested amounts allocated to eligible participant accounts were $16,336 and $3,785 for 2013 and 2012, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA.  In the event of a termination, all participants will immediately become 100% vested in their accounts for all sources of contributions and distributed in accordance with the Plan’s provisions.

5

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(2)	Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Common/Collective Trust Valuation

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits that are fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust.  Contract value for this common/collective trust is based on the net asset value (NAV) of the fund as reported by the investment advisor.  The statements of net assets available for benefits present the fair value of the investment in the common/collective trust as well as the adjustment of the investment from fair value to contract value relating to the fully benefit-responsive investment contract.  The statement of changes in net assets available for benefits is prepared using the contract value basis.

6

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(3)	Investments

The following is a schedule of investments that individually represent 5% or more of the Plan’s net assets at December 31:

	December 31,
	2013	2012

American Funds EuroPacific Growth Fund	$1,740,279	$934,151
American Funds Growth Fund of America	2,981,889	1,363,907
American Funds Investment Company of America	1,904,707	1,025,865
Artisan Mid Cap Value Fund	1,450,851	*
Dodge & Cox Income Fund	2,815,187	1,402,610
Dodge & Cox Stock Fund	2,939,786	1,238,174
Fidelity Strategic Income Fund	*	685,356
Harbor International Fund - Admin	2,347,354	908,034
Royce Pennsylvania Fund	1,619,564	*
Wells Fargo Stable Value Fund	1,951,353	1,018,431
Nicolet Bankshares, Inc. Common Stock	1,453,618	1,229,712

*Investment does not represent 5% or more of the Plan’s net assets available at December 31.

During the year ended December 31, 2013, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as detailed below:
Mutual funds	$2,574,036
Common collective trusts	1,140
Common stock	3,515

Net change in fair value	$2,578,691

(4)	Fair Value Measurements

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification Topic 820 (“ASC 820”) Fair Value Measurements and Disclosures establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 – Inputs to the valuation are based upon (unadjusted) quoted prices in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets as well as inputs (other than quoted prices) that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

7

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

Mutual funds: Valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market.

Common/collective trust: Valued at the NAV of shares held by the Plan at year-end, provided by the administrator of the fund.  The NAV is based on the value of the underlying assets of the fund minus its liabilities, and then divided by the number of shares outstanding.  The NAV’s share price is quoted on a private market that is not actively traded; however the share price is based on underlying investments which are traded on an active market.

Nicolet Bankshares, Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded.  Prior to April 26, 2013 this stock was privately traded and fair value was determined by the sponsor company based upon an independent appraisal.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012.

December 31, 2013	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$8,719,928	$-	$-	$8,719,928
International	4,997,556	-	-	4,997,556
Bond	3,995,685	-	-	3,995,685
Mid cap	2,690,471	-	-	2,690,471
Small cap	1,619,564	-	-	1,619,564
Money market	140,454	-	-	140,454
Total mutual funds	22,163,658	-	-	22,163,658
Common/collective trust	-	1,951,353	-	1,951,353
Nicolet Bankshares, Inc.
common stock	1,453,618	-	-	1,453,618

Total	$23,617,276	$1,951,353	$-	$25,568,629

December 31, 2012	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$3,627,946	$-	$-	$3,627,946
International	2,439,339	-	-	2,439,339
Bond	2,087,966	-	-	2,087,966
Mid cap	844,143	-	-	844,143
Small cap	521,877	-	-	521,877
Money market	80,928	-	-	80,928
Total mutual funds	9,602,199	-	-	9,602,199
Common/collective trust	-	1,018,431	-	1,018,431
Nicolet Bankshares, Inc.
common stock	-	-	1,229,712	1,229,712

Total	$9,602,199	$1,018,431	$1,229,712	$11,850,342

The fair values of the common/collective trust funds have been estimated using the NAV of the investment.  At December 31, 2013 and 2012, the fair value was $1,951,353 and $1,018,431, respectively.  For the funds reported using the NAV, there are no restrictions on redemptions, nor are there any required commitments to invest in the funds.

8

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

The following table sets forth a summary of changes in fair value of the Plan’s Level 3 investments for the years ended December 31, 2013 and 2012, respectively:

	2013	2012

Beginning balance	$1,229,712	$1,170,642
Realized gains	-	(9,906)
Unrealized gains	-	9,906
Purchases and issuances	-	135,069
Sales and settlements	-	(75,999)
Transfer to Level 1	(1,229,712)	-
Ending balance	$-	$1,229,712

As of April 26, 2013, Nicolet Bankshares, Inc. common stock is publicly traded.  Subsequent to April 26, 2013 and as of December 31, 2013, the investment is now a level 1 investment.  As of December 31, 2013, Nicolet Bankshares, Inc. common stock is classified as a level 1 investment based on inputs from valuation.

(5)	Tax Status

The Plan Administrator has received a favorable tax determination letter, dated March 31, 2008, from the Internal Revenue Service (IRS) indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under section 501(a).  Therefore, a provision for income taxes has not been included in the Plan’s financial statements.  The Plan has been amended since receiving the determination letter.  However, in the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(6)	Party-In-Interest Transactions

During the course of the year, the Plan may enter into certain party-in-interest transactions with the Bank or its holding company Nicolet Bankshares, Inc. The Bank may provide a discretionary contribution to the Plan’s participants, which is based on the earnings of Nicolet Bankshares, Inc. No discretionary contribution was made for the 2013 plan year.

The Plan may purchase shares of the Nicolet Bankshares, Inc. common stock directly. The Plan had the following transactions for the years ended December 31:

	2013	2012

Purchases of stock:
Number of shares	14,486	8,186
Value of shares on transaction dates	$239,019	$135,069

Sales of stock:
Number of shares	1,129	4,606
Value of shares on transaction dates	$18,629	$75,999

The third-party administrator for the Plan is Interactive Retirement Systems and the costs for the services related to Plan administration (which qualify as party-in-interest transactions) amounted to $1,448 for the year ended December 31, 2013.

(7)	Risks and Uncertainties

The Plan, at the direction of its participants, invests in various investment securities.  The Plan’s investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(8)	Subsequent Events

Subsequent events have been evaluated through June 20, 2014, which is the date the financial statements were available to be issued.

10

NICOLET NATIONAL BANK 401(k) PLAN

Schedule H, Part IV, Line 4i:

Schedule of Assets (Held at End of Year)

December 31, 2013

Employer Identification Number: 39-1990426

Plan Number: 001

	Identity of issuer, borrower or similar party	Description of assets	Shares	Cost	Fair Value

	American Funds	Money Market Fund	140,454	(a)	$140,454
	American Funds	EuroPacific Growth Fund	36,120	(a)	1,740,279
	American Funds	Growth Fund of America	69,801	(a)	2,981,889
	American Funds	Investment Company of America	51,999	(a)	1,904,707
	American Funds	New World Fund	15,549	(a)	909,923
	Artisan	Mid Cap Value Fund	53,735	(a)	1,450,851
	Dodge & Cox	Income Fund	208,070	(a)	2,815,187
	Dodge & Cox	Stock Fund	17,409	(a)	2,939,786
	Fidelity	Strategic Income Fund	108,802	(a)	1,180,498
	Harbor	International Fund - Admin	33,286	(a)	2,347,354
	Primecap Odyssey	Aggressive Growth Fund	41,808	(a)	1,239,620
	Royce	Pennsylvania Fund	109,950	(a)	1,619,564
	Vanguard	500 Index Fund	6,350	(a)	893,546
	Total mutual funds				22,163,658

	Wells Fargo	Stable Value Fund - M	40,892	(a)	1,951,353
*	Nicolet Bankshares, Inc.	Common Stock	87,885	(a)	1,453,618
	Total investments per Statement of Net Assets				25,568,629

*	Participant Loans	3.25% to 4.25% notes, maturing through 2023			218,287

	Total investments (held at end of year)				25,786,916

*	Party-in-interest
(a)	Cost information is not required for participant directed investments

11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nicolet National Bank 401(k) Plan

By:	/s/ Ann Lawson

Title: Chief Financial Officer Nicolet National Bank

Date: June 20, 2014

12

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

13